Exhibit 99.110

CONSENT OF BAKER TILLY WM LLP

We consent to the inclusion in this Registration Statement on Form 40-F of Cybin Inc., our report, dated November 4, 2020, on the consolidated financial statements of Clarmin Explorations Inc. for the years ended July 31, 2020 and 2019.

/s/ Baker Tilly WM LLP
Vancouver, B.C July 26, 2021	Chartered Professional Accountants